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                                                     UNITED STATES                                          OMB APPROVAL
                                           SECURITIES AND EXCHANGE COMMISSION                       -----------------------------
                                                Washington, D.C. 20549                              OMB Number:         3235-0058
                                                                                                    Expires:         May 31, 1997
                                                                                                    Estimated average burden
                                                      FORM 12b-25                                   hours per response ..... 2.50
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                                                                                                    -----------------------------
                                             NOTIFICATION OF LATE FILING                                    SEC FILE NUMBER
                                                                                                              33-17922-C
(Check One):                                                                                        -----------------------------
                                                                                                    -----------------------------
 |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form N-SAR                                     CUSIP NUMBER
                                                                                                             452917 10 7
     For Period Ended: DECEMBER 31, 1995                                                            -----------------------------
     [ ] Transition Report on Form 10-K
     [ ] Transition  Report on Form 20-F [ ] Transition  Report on Form 11-K [ ]
     Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:

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                            Read Instruction (on back page) Before Preparing Form. Please Print or Type.

         Nothing in this form shall be  construed  to imply that the  Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

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Full Name of Registrant IMMUNE RESPONSE, INC.
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)
7315 EAST PEAKVIEW AVENUE
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City, State and Zip Code
ENGLEWOOD, COLORADO 80111

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to
Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        | (a) The reasons  described  in  reasonable  detail in Part III of this form could not be eliminated without unreasonable
        |     effort or expense;
        |
    |X| | (b) The subject annual report,  semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR,
        |     or portion thereof, will be filed on or before the fifteenth calendar day following the  prescribed  due date;  or the
        |     calendar day following the prescribed due date; and
        |     subject  quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before  the  fifth
        |     calendar day following the prescribed due date; and
        |
        | (c) The accountant's  statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable  detail the reasons why Forms 10-K,  20-F, 11-K, 10-Q, N-SAR, or the transition  report or portion thereof,  could not be filed within the prescribed time period.

IMMUNE  RESPONSE,  INC., A COLORADO  CORPORATION,  HEREBY  REQUESTS AN EXTENSION UNTIL APRIL 15, 1996 FOR FILING OF ITS ANNUAL
REPORT ON FORM 10-KSB FOR THE YEAR ENDED  DECEMBER 31,  1995.  THIS  ADDITIONAL  TIME IS NECESSARY IN ORDER FOR THE REGISTRANT'S
AUDITORS TO COMPLETE THE  PREPARATION  OF THE  REQUIRED  FINANCIAL STATEMENTS.
                                                                                                     (Attach Extra Sheets if Needed)

                                                                                                                     SEC 1344 (6/94)
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PART IV--OTHER INFORMATION

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(1) Name and telephone number of person to contact in regard to this notification

             JOSEPH W. HOVORKA                                 303                                       796-8139
                  (Name)                                    (Area Code)                             (Telephone Number)

(2) Have all other  periodic  reports  required under Section 13 or 15(d) of the Securities  Exchange Act of
    1934 or Section 30 of the Investment Company Act of 1940 during the  preceding 12 months (or for such shorter  period that the registrant was required to file such report(s) been filed?  If answer is no,
    identify report(s).                                                                                           |X| Yes |_| No
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(3) Is it anticipated that any significant  change in results of operations from the  corresponding  period for the last fiscal year will be reflected by the earnings statements to be included in the subject report
    or portion thereof?                                                                                           |_| Yes |X| No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively,  and, if appropriate,  state the  reasons why a  reasonable estimate of the results cannot be made.

====================================================================================================================================


                                                       IMMUNE RESPONSE, INC.
                                            (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 29, 1996                                                          By: /S/ JOSEPH W. HOVORKA, PRESIDENT
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly  authorized  representative.
The name and title of the person signing  the form  shall  be typed or  printed  beneath  the  signature.  If the statement is signed on behalf of the registrant by an authorized  representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

- ----------------------------------------------------------- ATTENTION --------------------------------------------------------------
             Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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                                                        GENERAL INSTRUCTIONS

1.  This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities  Exchange Act of 1934.

2.  One signed  original and four  conformed  copies of this form and  amendments  thereto must be completed  and filed with the
    Securities and Exchange Commission,  Washington,  D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.  A manually  signed copy of the form and  amendments  thereto  shall be filed with each national  securities  exchange on which any class of securities of the registrant is registered.

4.  Amendments to the  notifications  must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.  Electronic  Filers.  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period  prescribed due to difficulties in electronic  filing should  comply  with  either  Rule  201 or  Rule  202 of Regulation  S-T  (ss.232.201  or ss.232.202 of this chapter) or apply for an adjustment  in  filing  date  pursuant  to  Rule  13(b)  of  Regulation  S-T (ss.232.13(b) of this chapter).

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                            Davis & Co., CPAs, P.C.
                       9137 E. Mineral Circle, Suite 110
                         Englewood, Colorado 80112-3402
                       (303) 792-3900, Fax (303) 792-2811




March 29, 1996




Mr. Joseph W. Hovorka, President
Immune Response, Inc.
7315 E. Peakview Avenue
Englewood, CO  80111

Dear Mr. Hovorka:

You have furnished to us a copy of your "Notification of Late Filing" on Form 12-b-25, dated March 29, 1996.

We are in agreement with the comments made under Part III of the Form with respect to the reasons why we are unable to furnish our report on the financial statements of Immune Response, Inc. on or before the date the Form 10-KSB of Immune Response, Inc., for the year ended December 31, 1995 is required to be filed.

Sincerely,

DAVIS & CO., CPAs, P.C.


/S/ CAROL A. DAVIS

Carol A. Davis
Certified Public Accountant

CAD/sek